07024054

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

May 24, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	May 24, 2007	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter/year ended March 31, 2007

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

RECEIVED

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

May 24, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub: **Limited Review Report**

In continuation of our letter dated April 26, 2007, enclosing the Unaudited Financial Results of the Company for the quarter/year ended March 31, 2007, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

To
The Board of Directors
Reliance Industries Limited
Mumbai

Limited Review Report on Unaudited Financial Results of Reliance Industries Limited for the Quarter / year ended on 31st March, 2007

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter / year ended on 31st March, 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of the interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh Chaturvedi
Partner
Membership No.: 45882

For **Deloitte Haskins & Sells**
Chartered Accountants

(A. Siddharth)
Partner
Membership No.: 31467

For **Rajendra & Co.**
Chartered Accountants

A. R. Shah
Partner
MembershipNo.: 47166

Place: Mumbai
Dated: 26th April, 2007

Meeting of the Board of Directors of the Company held on 26th April 2007

The Secretary
The Stock Exchange, Mumbai

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED 31st March 2007

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st March		Year Ended 31st March	
		2007	2006	2007	2006 (Audited)
1.	Turnover	27,399	26,448	110,886	89,124
	Less: Excise Duty / Service Tax Recovered	1,504	1,906	5,523	7,913
	Net Turnover	**25,895**	**24,542**	**105,363**	**81,211**
2.	Other Income	85	87	193	683
3.	Total Expenditure				
	a) (Increase)/decrease in stock in trade	(243)	963	(970)	(2,131)
	b) Consumption of raw materials (incl. traded goods)	18,696	16,216	77,889	58,343
	c) Staff cost	309	215	1,197	978
	d) Other expenditure	2,434	3,102	9,037	9,722
4.	Interest and Finance Charges	277	225	1,114	877
5.	Depreciation	1,022	982	4,009	3,401
6.	**Profit before tax**	**3,485**	**2,926**	**13,280**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	396	248	1,521	931
8.	Provision for Deferred Tax	236	176	851	704
9.	**Net Profit**	**2,853**	**2,502**	**10,908**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year				43,761
12.	Earnings per share (of Rs. 10)				
	Basic	20.5	18.0	**78.3**	65.1
	Diluted	20.5	18.0	**78.3**	65.1
13.	Aggregate of Public shareholding				
	- Number of Shares (in crores)			**68.31**	72.60
	- Percentage of Shareholding (%)			**49.02**	52.10

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Indian Petrochemicals Corporation Limited (IPCL), with the Company has been approved by the shareholders and creditors of both the companies and is submitted to the Hon'ble High Courts of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act,1956. In terms of the Scheme the appointed date for amalgamation is 1st April 2006. Upon receipt of statutory approvals, the Scheme will be given effect to in the audited financial statements for the year ended 31st March 2007.

3. During the quarter, shareholders of the Company have approved the Special Resolution by Postal Ballot for the preferential issue of 12,00,00,000 warrants at a price of Rs 1,402 per warrant, to the Promoter/Promoter Group as per the SEBI Guidelines for Preferential Issue contained in the SEBI (Disclosure and Investor Protection) Guidelines, 2000, entitling the warrant holders to apply for equivalent number of fully paid equity shares of Rs.10 each of the Company. In terms of the special resolution, 12,00,00,000 warrants have been issued on 12th April 2007, upon payment of 10% of the amount. The balance 90% of the amount is payable within 18 months.

4. During the quarter ended 31st March 2007, in terms of the Company's Employee Stock Option Scheme, 2,87,28,000 Options, exercisable into equal number of fully paid up equity shares of the Company have been granted to the eligible employees of the Company and its subsidiary companies. The Options would vest based on the specified criteria. The vesting period would range between one to seven years from the date of grant and the exercise period would extend upto five years from the date of vesting.

5. During the quarter, the Company has disbursed interim dividend @ Rs 11/- per fully paid-up equity share, aggregating to Rs 1,534 crore (US$ 353 million), including dividend distribution tax.

6. The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 1,966 crore (US$ 452 million) for the year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period / year.**

7. The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 31 crore

(US$ 7 million) for the year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period / year.**

8. During the quarter ended 31st March 2007, Reliance Global Management Services Private Limited and RESQ Limited have become subsidiaries of the company.

9. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 12 crore for the year.

10. Provision for Current Tax for the year includes provision for Fringe Benefit Tax of Rs 37 crore (US$ 9 million).

11. There were no investors' complaints pending as on 1st January 2007. All the 1,646 complaints received during the quarter were resolved and no complaints were outstanding as on 31st March 2007.

12. The audit committee reviewed the above results. The Board of Directors at its meeting held on 26th April 2007 approved the above results and its release.

13. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 31st March 2007.

14. The audited annual results along with the consolidated annual results will be published on the receipt of statutory apprehends for the Scheme of Amalgamation of IPCL with the company.

DHV

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / YEAR ENDED 31st MARCH 2007

Rs Crores

		Quarter Ended 31st March				Year ended 31st March			
		2007		2006		2007		2006 (Audited)	
1.	**Segment Revenue**								
	- Petrochemicals	10,670		10,608		42,226		32,802	
	- Refining	21,069		21,248		86,009		71,117	
	- Others	661		522		2,380		1873	
	Gross Turnover (Turnover and Inter Segment Transfers)	32,400		32,378		130,615		105,792	
	Less: Inter Segment Transfers	5,001		4,116		19,729		14,854	
	Turnover	27,399		28,262		110,886		90,938	
	Less: Excise Duty Recovered on Sales	1,504		1,906		5,523		7,913	
	Net Turnover		25,895		26,356		105,363		83,025
2.	**Segment Results**								
	- Petrochemicals	1,137		1,488		5,395		4,713	
	- Refining	2,277		1,741		7,726		5,916	
	- Others	322		326		1,335		1,112	
	Total Segment Profit before Interest and Tax		3,736		3,555		14,456		11,741
	(i) Interest Expense		(277)		(283)		(1,114)		(935)
	(ii) Interest Income		48		88		108		492
	(iii) Other Unallocable Income Net of Expenditure		(22)		(110)		(170)		(270)
	Profit before Tax		3,485		3,250		13,280		11,028
	(i) Provision for Current Tax		(396)		(243)		(1,521)		(926)
	(ii) Provision for Deferred Tax		(236)		(176)		(851)		(704)
	Profit after Tax		2,853		2,831		10,908		9,398
3.	**Capital Employed (Segment Assets – Segment Liabilities)**								
	- Petrochemicals		27,805		31,039		27,805		31,039
	- Refining		39,537		35,688		39,537		35,688
	- Others		14,879		6,502		14,879		6,502
	- Unallocated Corporate		7,683		6,570		7,683		6,570
	Total Capital Employed		89,904		79,799		89,904		79,799

Notes to Segment Information for the year ended 31st March 2007

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The un-audited segment results for the fourth quarter ended and year ended 31st March 2007 are on a standalone basis whereas the audited segment results for the fourth quarter ended and year ended 31st March 2006 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

April 26, 2007

END